Exhibit 1

Joint Filing Agreement

AGREEMENT dated as of February 11, 2015, by and between WPP Luxembourg Gamma Three S.à r.l. and WPP plc (collectively, the “Parties”).

Each of the Parties hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial interest in the common stock of Rentrak Corporation (“Schedule 13D”) and it will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

WPP LUXEMBOURG GAMMA THREE S.À R.L.

By:	/s/ Thierry Lenders
Name:	Thierry Lenders
Title:	Manager

By:	/s/ Emile van Popering
Name:	Emile van Popering
Title:	Manager

WPP PLC

By:	/w/ Paul Richardson
Name:	Paul Richardson
Title:	Group Finance Director

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